

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 0407

June 20, 2005

Via U.S. Mail and Fax (323-932-4400)
Mr. Zohar Ziv
Senior Vice President and Chief Financial Officer
Emak Worldwide, Inc.
6330 San Vincente Blvd.
Los Angeles, California 90048

      RE: Emak Worldwide, Inc.
               Form 10-K for the fiscal year ended December 31, 2004
               Filed March 31, 2005
               Form 10-Q for the quarterly period ended March 31, 2005
               File No. 001-31718

Dear Mr. Zohar Ziv:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2004

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

1. We note that Consumer Product revenues decreased from 2003 due to a declined in sales of Scooby-Doo and a significant one-time stocking of Kim Possible merchandise in 2003. Please tell us the nature of the one-time stocking that contributed to the decrease in the 2004 Consumer Product revenues.

Consolidated Statement of Operations, page 33

2. Please tell us why you included the forgiveness of the note receivable in the computation of gross profit.

3. If the captions "cost of sales" and "gross profit" exclude depreciation and amortization for property and equipment directly attributed to the generation of revenue, we believe that this presentation inappropriately reports a figure for income before depreciation and amortization. As required by SAB 11:B, revise your presentation to either reclassify the applicable depreciation to "cost of sales" or remove the caption "gross margin" and indicate the amount of applicable depreciation that is excluded from "cost of sales." Revise accordingly.

Note 2. Restructuring Charge and Minimum Royalty Guarantee Shortfalls, page 45

4. We note that your charge of $7.7 million related to minimum license royalty guarantee shortfalls based on contractual commitments as of December 31, 2004. We also note that your settlement in May 2005 reduced your overall commitment for these royalty guarantees by $4 million. Please tell us how the $7.7 million charge was determined.

Note 4. Acquisitions

   Pro Forma Financial Data, page 48

5. We note that you acquired SCI in 2003 but do not include pro forma results for the first half of 2002. Please revise to include the first half of 2002 under SFAS 141.

Note 8. Equity Compensation Plans, page 51

6. Please tell us how you accounted for the December 30, 2004 exchange agreement with Crown, including how the fair value of the Series AA stock was determined.

Note 11. Industry Segments, Geographical Information and Major Customers, page 56

7. Disclose your primary measure of segment profit/loss.

8. Rename the title "Income (loss) before provision (benefit) for income taxes and cumulative effect of change in accounting principles" since the segment amount excludes other items.

9. Please tell us why you have not recognized depreciation and amortization for the Consumer Products segment for 2004.

Form 10-Q for the quarterly period ended March 31, 2005

Item 4. Controls and Procedures, page 27

10. We note your disclosure that "The Company has not made any *significant* changes in the Company's internal controls or in other factors that could significantly affect internal controls *subsequent to this evaluation*." Item 308(c) of Regulation S-K requires the disclosure of *any* change in your internal control over financial reporting identified in connection with an evaluation thereof that occurred *during your last fiscal quarter* (or your fiscal quarter in the case of an annual report) that has *materially affected, or is reasonably likely to materially affect*, your *internal control over financial reporting*. Please confirm for us supplementally that there was no change in your internal control over financial reporting that occurred during your fiscal quarter ended March 31, 2005 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, and provide the disclosure required by Item 308(c) of Regulation S-K in future filings. Please revise your disclosure in future filings to state whether or there were changes in internal control that have "materially affected, or is reasonably likely to materially affect, your internal control over financial reporting."

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director